UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Rent-A-Center, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

76009N100
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,519,969
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,519,969
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,519,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,703,611
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,703,611
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,703,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest V-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,390,148
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,390,148
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,390,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,519,969
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,519,969
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,519,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,519,969
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,519,969
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,519,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,983,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,983,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,983,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,983,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,983,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,983,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,983,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,983,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,983,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Jeffrey J. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON William K. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Mitchell E. Fadel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Christopher B. Hetrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Carol A. McFate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,519,969 Shares beneficially owned by Engaged Capital Flagship Master is approximately $23,997,750, including brokerage commissions.  The aggregate purchase price of the 2,703,611 Shares beneficially owned by Engaged Capital Co-Invest V is approximately $23,838,010, including brokerage commissions.  The aggregate purchase price of the 3,390,148 Shares beneficially owned by Engaged Capital Co-Invest V-A is approximately $30,143,101, including brokerage commissions. The aggregate purchase price of the 369,881 Shares held in the Engaged Capital Account is approximately $3,490,546, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 53,196,843 Shares outstanding as of February 21, 2017, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2017.

As of the close of business on March 23, 2017, Engaged Capital Flagship Master beneficially owned 2,519,969 Shares, constituting approximately 4.7% of the Shares outstanding.  Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,519,969 Shares owned by Engaged Capital Flagship Master, constituting approximately 4.7% of the Shares outstanding.

As of the close of business on March 23, 2017, Engaged Capital Co-Invest V beneficially owned 2,703,611 Shares, constituting approximately 5.1% of the Shares outstanding.

As of the close of business on March 23, 2017, Engaged Capital Co-Invest V-A beneficially owned 3,390,148 Shares, constituting approximately 6.4% of the Shares outstanding.

As of the close of business on March 23, 2017, 369,881 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 8,983,609 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 8,983,609 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding.  Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 8,983,609 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Co-Invest V-A and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding.

CUSIP NO. 76009N100

As of the close of business on March 23, 2017, Messrs. Brown, Butler, Fadel and Hetrick and Ms. McFate did not beneficially own any Shares, constituting 0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(b)           By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest V, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest V.

By virtue of their respective positions with Engaged Capital Co-Invest V-A, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest V-A.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

 (c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Engaged Capital Flagship Master has entered into certain cash-settled total return swap agreements with Nomura Securities International, Inc. (“Nomura”) as the counterparty (the “Swap Agreements”).  The swaps with Nomura constitute economic exposure to an aggregate of 1,924,488 notional Shares, representing approximately 3.6% of the outstanding Shares, which have a maturity date of January 23, 2018.  The details with respect to the Swap Agreements with Nomura referenced herein were previously disclosed in the initial Schedule 13D, except for a Swap Agreement referencing 330,000 notional Shares with a reference price of $8.8969, which was acquired on March 1, 2017. The Swap Agreements provide Engaged Capital Flagship Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Engaged Capital Flagship Master has economic exposure to an aggregate of 4,444,457 Shares, representing approximately 8.4% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

The Reporting Persons collectively have economic exposure to an aggregate of  10,908,097 Shares, representing approximately 20.5% of the outstanding Shares.

CUSIP NO. 76009N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2017

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest V, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest V-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

CUSIP NO. 76009N100

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling Individually and as attorney-in-fact for Jeffrey J. Brown, William K. Butler, Mitchell E. Fadel, Christopher B. Hetrick and Carol A. McFate

CUSIP NO. 76009N100

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL CO-INVEST V-A, LP

Purchase of Common Stock	20,804	8.5531	03/21/2017
Purchase of Common Stock	683,100	8.6133	03/21/2017
Purchase of Common Stock	195,000	8.6125	03/21/2017
Purchase of Common Stock	512,697	8.6298	03/22/2017
Purchase of Common Stock	4,700	8.6434	03/22/2017
Purchase of Common Stock	45,932	8.5433	03/22/2017
Purchase of Common Stock	45,000	8.8196	03/23/2017
Purchase of Common Stock	50,000	8.8478	03/23/2017
Purchase of Common Stock	30,000	8.8550	03/23/2017
Purchase of Common Stock	33,000	8.8210	03/23/2017
Purchase of Common Stock	35,000	8.8859	03/23/2017
Purchase of Common Stock	40,000	8.8176	03/23/2017